02048238

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**0001168862**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 27, 2002, Series 2002-5	**333-73036**

Name of Person Filing the Document
(If Other than the Registrant)

RECD S.E.C.
JUL 1 2002
074
PROCESSED
JUL 15 2002
THOMSON
FINANCIAL
943489

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: [signature]
Name: Maria Fregosi
Title: Vice President

Dated: June 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

June 26, 2002

Final Structural and Collateral Term Sheet

$302,615,526 (approximate) of Senior Certificates
ABN AMRO Mortgage Corporation, Depositor
Multi-Class Mortgage Pass-Through Certificates, 2002-5

Features of the Transaction

- Offering consists of 4 groups of senior securities totaling $302,615,526 expected to be rated AAA by Fitch and Moody's. The 4 groups of seniors are expected to be approximately:
  $191,489,000 of 6.5%coupons IA-1
  $36,333,768 of 8.5% coupons IA-2
  $17,327,793 of 6.0% coupons.IIA-1
  $57,052,100 of 6.5% coupons IIA-2
- The overall expected amount of credit support for the senior certificates is 2.6% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All Collateral consists of single family, 9-year to 30-year, fixed-rate residential, first mortgages originated or acquired by ABN AMRO Mortgage Securities.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	June 27, 2002
Cut-off Date:	June 1, 2002
First Distribution Date:	July 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: AMAC Series, 2002-5
Underwriter: Goldman, Sachs & Co.
Servicer: ABN AMRO Mortgage Group, Inc.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the lesser of servicing, but in no case greater than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date.
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Each group will have have a Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. The subs will be cross collateralized between the 30 and 15 year collateral.
Expected Subordination: 2.6%.
Expected Rating Agencies: Fitch, Inc. ("Fitch") and Moody's ("Moody's")
Minimum Denomination: Senior certificates - $1,000
Delivery: Senior certificates – DTC

Final Mortgage Pool Data (approximate)

	6.5 % 30 year track	8.5 % 30 year track	6.0 % 15 year track	6.5 % 15 year track
Total Outstanding Principal Balance:	$197,949,452	$36,333,768	$17,371,984	$59,039,602
Number of Mortgage Loans:	[1]505	[1]448	58[2]	143[2]
Average Principal Balance of the Mortgage Loans (000's):	$464	$463	$522	$491
Weighted Average Annual Mortgage Interest Rate:	7.03%	7.18%	6.38%	6.81%
Expected Servicing Fees (including Master Servicing Fee):	.25%	.25%	.25%	.25%
Weighted Remaining Average Maturity:	359	359	180	179
Weighted Average Seasoning:	1	1	0	1
Weighted Average Original Loan-To-Value Ratio:	72.18%	72.89%	60.10%	60.44%
Owner Occupied:	94.44%	93.59%	97.10%	93.41%
Originated Under the Full/Alt Documentation Program:	100.00%	100.00%	98.52%	98.69%
FICO	733	728	743	731
State Concentration > 10%	CA 47%	CA 46%	CA 38%	CA 34%
	NY 12%	NY 13%		NY 11%

[1] This number represents the number of 30year mortgage loans contributing cash flows to the respective track. The total number of 30year mortgage loans is 505

[2] This number represents the number of 15 year mortgage loans contributing cash flows to the respective track. The total number of 15 year mortgage loans is 154

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	0001168862
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 27, 2002, Series 2002-5	333-73036

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: /s/ Maria Fregosi
Name: Maria Fregosi
Title: Vice President

Dated: June 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**0001168862**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 27, 2002, Series 2002-5	**333-73036**

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: /s/ Maria Fregosi
Name: Maria Fregosi
Title: Vice President

Dated: June 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

June 26, 2002

Final Structural and Collateral Term Sheet

$302,615,526 (approximate) of Senior Certificates
ABN AMRO Mortgage Corporation, Depositor
Multi-Class Mortgage Pass-Through Certificates, 2002-5

Features of the Transaction

- Offering consists of 4 groups of senior securities totaling $302,615,526 expected to be rated AAA by Fitch and Moody's. The 4 groups of seniors are expected to be approximately:
  $191,489,000 of 6.5%coupons IA-1
  $36,333,768 of 8.5% coupons IA-2
  $17,327,793 of 6.0% coupons.IIA-1
  $57,052,100 of 6.5% coupons IIA-2
- The overall expected amount of credit support for the senior certificates is 2.6% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All Collateral consists of single family, 9-year to 30-year, fixed-rate residential, first mortgages originated or acquired by ABN AMRO Mortgage Securities.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	June 27, 2002
Cut-off Date:	June 1, 2002
First Distribution Date:	July 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: AMAC Series, 2002-5
Underwriter: Goldman, Sachs & Co.
Servicer: ABN AMRO Mortgage Group, Inc.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the lesser of servicing, but in no case greater than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date.
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Each group will have have a Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. The subs will be cross collateralized between the 30 and 15 year collateral.
Expected Subordination: 2.6%.
Expected Rating Agencies: Fitch, Inc. ("Fitch") and Moody's ("Moody's")
Minimum Denomination: Senior certificates - $1,000
Delivery: Senior certificates – DTC

Final Mortgage Pool Data (approximate)

	6.5 % 30 year track	8.5 % 30 year track	6.0 % 15 year track	6.5 % 15 year track
Total Outstanding Principal Balance:	$197,949,452	$36,333,768	$17,371,984	$59,039,602
Number of Mortgage Loans:	[1]505	[1]448	58[2]	143[2]
Average Principal Balance of the Mortgage Loans (000's):	$464	$463	$522	$491
Weighted Average Annual Mortgage Interest Rate:	7.03%	7.18%	6.38%	6.81%
Expected Servicing Fees (including Master Servicing Fee):	.25%	.25%	.25%	.25%
Weighted Remaining Average Maturity:	359	359	180	179
Weighted Average Seasoning:	1	1	0	1
Weighted Average Original Loan-To-Value Ratio:	72.18%	72.89%	60.10%	60.44%
Owner Occupied:	94.44%	93.59%	97.10%	93.41%
Originated Under the Full/Alt Documentation Program:	100.00%	100.00%	98.52%	98.69%
FICO	733	728	743	731
State Concentration > 10%	CA 47%	CA 46%	CA 38%	CA 34%
	NY 12%	NY 13%		NY 11%

[1] This number represents the number of 30year mortgage loans contributing cash flows to the respective track. The total number of 30year mortgage loans is 505

[2] This number represents the number of 15 year mortgage loans contributing cash flows to the respective track. The total number of 15 year mortgage loans is 154

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.